UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Signify Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

82671G100

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82671G100

1	NAMES OF REPORTING PERSONS New Mountain Partners V (AIV-C2), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 48,378,865
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 48,378,865
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,378,865
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82671G100

1	NAMES OF REPORTING PERSONS Remedy Acquisition, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 48,330,828
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 48,330,828
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,330,828
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82671G100

1	NAMES OF REPORTING PERSONS New Mountain Partners V (AIV-C), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 42,905,113
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 42,905,113
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,905,113
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.4%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

CUSIP No. 82671G100

1	NAMES OF REPORTING PERSONS Remedy Investment GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 48,330,828
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 48,330,828
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,330,828
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

CUSIP No. 82671G100

1	NAMES OF REPORTING PERSONS New Mountain Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 48,330,828
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 48,330,828
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,330,828
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

CUSIP No. 82671G100

1	NAMES OF REPORTING PERSONS New Mountain Investments V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 139,614,806
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 139,614,806
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,614,806
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.1%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

CUSIP No. 82671G100

1	NAMES OF REPORTING PERSONS New Mountain Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 139,638,554
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 139,638,554
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,638,554
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.1%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

CUSIP No. 82671G100

1	NAMES OF REPORTING PERSONS New Mountain Capital Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 139,638,554
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 139,638,554
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,638,554
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.1%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

CUSIP No. 82671G100

1	NAMES OF REPORTING PERSONS NM Holdings GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 139,638,554
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 139,638,554
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,638,554
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.1%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

CUSIP No. 82671G100

1	NAMES OF REPORTING PERSONS Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 139,638,554
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 139,638,554
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,638,554
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.1%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

Item 1(a).	Name of Issuer:

Signify Health, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4055 Valley View Lane, Suite 700

Dallas, TX 75244

Item 2(a).	Name of Person Filing:

This Schedule 13G (this “Statement”) is filed on behalf of each the following persons (collectively, the “Reporting Persons”):

i.	New Mountain Partners V (AIV-C2), L.P.

ii.	Remedy Acquisition, L.P.

iii.	New Mountain Partners V (AIV-C), L.P.

iv.	Remedy Investment GP, LLC

v.	New Mountain Partners V, L.P.

vi.	New Mountain Investments V, L.L.C.

vii.	New Mountain Capital, L.L.C.
viii. New	Mountain Capital Group, L.P.

ix.	NM Holdings GP, L.L.C.

x.	Steven B. Klinsky

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1633 Broadway, 48th Floor

New York, NY 10019

Item 2(c).	Citizenship:

The citizenship of each Reporting Person is set out in Item 4 of its cover page.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number:

82671G100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

New Mountain Partners V (AIV-C2), L.P. (“AIV-C2”) directly holds 48,378,865 shares of Class A Common Stock, Remedy Acquisition, L.P. (“Remedy Acquisition”) directly holds 48,330,828 shares of Class A Common Stock and New Mountain Partners V (AIV-C), L.P. (“AIV-C”) directly holds 42,905,113 Units of Cure TopCo LLC (the “LLC Units”) which may be redeemed, together with the cancellation of a share of Class B common stock of the Issuer, at any time for one share of Class A Common Stock or a cash payment equal to the volume weighted average market price of one share of Class A Common Stock for each LLC Unit redeemed.

Each of Matthew S. Holt, Albert A. Notini and Kyle B. Peterson (collectively, the “New Mountain Directors”) are members of New Mountain Investments V, L.L.C. (“NM V”) and each serves as a director of the Issuer. The New Mountain Directors have been granted restricted stock units (“RSUs”) relating to an aggregate of 67,764 shares of Class A Common Stock, of which 23,748 RSUs are vested. The 44,016 unvested RSUs are scheduled to vest on May 19, 2023 and are not included in the beneficial ownership numbers reported herein Each of the New Mountain Directors has assigned all rights, title and interest in the RSUs and shares of Class A Common Stock delivered upon vesting of RSUs to New Mountain Capital, L.L.C. (“NMC”).

The general partner of Remedy Acquisition is Remedy Investment GP, LLC, a wholly owned subsidiary of New Mountain Partners V, L.P. The general partner of New Mountain Partners V, L.P. is NM V.

The general partner of both AIV-C and AIV-C2 is NM V and the manager of both such entities is NMC. Steven B. Klinsky is the managing member of NM V, which has decision-making power over the disposition and voting of shares of portfolio investments of AIV-C and AIV-C2. NMC also has voting power over the shares of portfolio investments of AIV-C and AIV-C2. Mr. Klinsky, as the managing member of NM V.

The managing member of NMC is New Mountain Capital Group, L.P. The general partner of New Mountain Capital Group, L.P. is NM Holdings GP, L.L.C. Steven B. Klinsky is the managing member of NM Holdings GP, L.L.C.

Calculation of the percentage of Class A Common Stock beneficially owned is based on 178,468,488 shares of Class A Common Stock outstanding as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022 and includes shares of Class A Common Stock deliverable upon the redemption of the LLC Units, as applicable.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2023

NEW MOUNTAIN PARTNERS V (AIV-C2), L.P.
By: New Mountain Investments V, L.L.C., its
general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

REMEDY ACQUISITION, L.P.
By: Remedy Investment GP, LLC, its general partner
By: New Mountain Partners V, L.P., its sole member
By: New Mountain Investments V, L.L.C., its
general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN PARTNERS V (AIV-C), L.P.
By: New Mountain Investments V, L.L.C., its
general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

REMEDY INVESTMENT GP, LLC
By: New Mountain Partners V, L.P., its sole member
By: New Mountain Investments V, L.L.C., its
general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN PARTNERS V, L.P.
By: New Mountain Investments V, L.L.C., its
general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN INVESTMENTS V, L.L.C.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN CAPITAL, L.L.C.
By: New Mountain Capital Group, L.P., its managing
member
By: NM Holdings GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN CAPITAL GROUP, L.P.
By: NM Holdings GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NM HOLDINGS GP, L.L.C.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

/s/ Steven B. Klinsky
Steven B. Klinsky